SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -----------

                                  SCHEDULE 13D
                                Amendment No. 3
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13d-2(a)

                         Treasure Island Royalty Trust
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                                (Name of Issuer)

                                  Trust Units
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                         (Title of Class of Securities)

                                   894626209
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                                 (CUSIP Number)

       Kathryn H. Smith, 114 John St. Greenwich, CT 06831 (203) 861-7525
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 4, 2005
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            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 2 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894626209                   13D                      Page 2 of 2 Pages

________________________________________________________________________________
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C. McKenzie, Jr.
________________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [ ]
       (b) [ ]
________________________________________________________________________________
3     SEC USE ONLY
________________________________________________________________________________
4     SOURCE OF FUNDS*
      OO
________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
________________________________________________________________________________
                                 7    SOLE VOTING POWER
NUMBER OF                             16,391,461
SHARES                          ________________________________________________

BENEFICIALLY                     8    SHARED VOTING POWER
OWNED BY                              19,300
                                ________________________________________________
EACH                             9    SOLE DISPOSITIVE POWER
REPORTING                             16,391,461
                                ________________________________________________
PERSON WITH                      10   SHARED DISPOSITIVE POWER
WITH                                  19,300
________________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 16,410,761
_______________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

________________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 38.57%
________________________________________________________________________________
14    TYPE OF REPORTING PERSON*
      IN
________________________________________________________________________________

         This Amendment No.3 amends and supplements the Schedule 13D filed on November 26, 2004, as amended on June 26, 2003 and January 23, 2004, with respect to the trust units (the "Units") of Treasure Island Royalty Trust (the "Trust"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         (a) Item 5a of the 13D is hereby amended and restated in its entirety as follows:

         "As of February 17, 2005, Mr. McKenzie beneficially owned 16,410,761 Units. These Units are comprised of (i) 10,267,430 Units held in Mr. McKenzie's retirement accounts, through two custodians, (ii) 6,124,031 Units held by Mr. McKenzie as trustee for the 1997 Trust, of which Mr. McKenzie is also a beneficiary, and (iii) 19,300 Units directly held by Mr. McKenzie and his wife, Margaret Byrne McKenzie, as co-trustees of the 2001 Trust."

         (b) Item 5b of the 13D is hereby amended and restated in its entirety as follows:

         "Mr. McKenzie has the sole power to vote and dispose of the 16,391,461 Units held in his individual retirement accounts and the 1997 Trust. Mr. McKenzie and his wife, Margaret Byrne McKenzie, are co-trustees of the 2001 Trust, and they share power to vote and dispose of the 19,300 Units held by such trust."

         (c) Item 5c of the 13D is hereby amended and restated in its entirety as follows:

         "Attached hereto as Exhibit 1 is a schedule of sales by the reporting person within the past 60 days, which is incorporated herein by reference."


                                   SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, the person below certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 25, 2005


Richard C. McKenzie, Jr.

By:

/s/ Kathryn H. Smith
------------------------
Attorney

Exhibit  1
                           Schedule of Sales of Units

The following table sets forth all sales of Units by the reporting person within 60 days of February 17, 2005. All sales occurred on the open market.


Richard C. McKenzie
IRA

           Date                   Number of Units Sold                  Price
        12/27/2004                      21,965                         $0.7000
        12/28/2004                       7,500                         $0.7000
        12/31/2004                       8,500                         $0.7000
          1/7/2005                      18,900                         $0.7000
         1/10/2005                      50,500                         $0.7099
         1/11/2005                      34,500                         $0.7709
         1/11/2005                      10,000                         $0.8100
         1/13/2005                       2,500                         $0.8000
         1/14/2005                      38,200                         $0.8000
         1/18/2005                      25,000                         $0.8000
         1/24/2005                       2,500                         $0.8000
          2/4/2005                       2,500                         $0.8000
          2/9/2005                      12,500                         $0.8000
         2/15/2005                      10,000                         $0.9000
         2/16/2005                      50,000                         $0.9000
         2/17/2005                      49,435                         $1.0374